Filed by Career Education Corporation
Pursuant to Rule 425 under the Securities Act
of 1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934.
Subject Company: Whitman Education Group, Inc.
 Commission File No. 1-13722
Date: March 27, 2003

        The following was filed by Career Education Corporation ("CEC") with the Securities and Exchange Commission ("SEC") under cover of a Current Report on Form 8-K on March 27, 2003 (the "Form 8-K").

  On March 26, 2003, the Registrant signed an Agreement and Plan of Merger, attached as Exhibit 2.1 [to the Form 8-K], whereby the Registrant will acquire all of the outstanding shares of Whitman Education Group, Inc. ("Whitman") and cash out all of the outstanding vested and unvested options to purchase shares of Whitman common stock. The Registrant also signed a Voting Agreement, attached as Exhibit 99.1 [to the Form 8-K], pursuant to which certain shareholders of Whitman have agreed to vote their Whitman shares in favor of the merger. In connection therewith, the Registrant and Whitman issued the press release attached as Exhibit 99.2 [to the Form 8-K]. The information contained in the Agreement and Plan of Merger, the Voting Agreement and press release is incorporated herein by reference.

        CEC and Whitman will file a proxy statement/prospectus concerning the proposed merger transaction with the SEC as soon as practicable. Whitman investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. After they have been filed, you will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by CEC free of charge by requesting them in writing from Career Education Corporation, 2895 Greenspoint Parkway, Suite 600 Hoffman Estates, Illinois 60195 Attention: Investor Relations Department, or by telephone at (847) 585-3899. You may obtain documents filed with the SEC by Whitman free of charge by requesting them in writing from Whitman Education Group, Inc., 4400 Biscayne Boulevard, Miami, Florida 33137, or by telephone at (800) 445-6108.

        Whitman, and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Whitman in connection with the merger. Information about the directors and executive officers of Whitman and their ownership of Whitman stock is set forth in the proxy statement for Whitman's 2002 annual meeting of shareholders which was filed on July 15, 2002. Investors may obtain additional information regarding such participants' interests in the merger by reading the proxy statement/prospectus when it becomes available.

        Whitman investors should read the proxy statement/prospectus carefully when they become available before making any voting or investment decisions.